PE 9/20/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from September 6, 2002 to September 20, 2002

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: _____________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: September 20, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A: Metallica Resources Inc. Press Release dated September 20, 2002

Exhibit A

PRESS RELEASE

METALLICA
RESOURCES INC

Press Release No. 02-10

METALLICA RESOURCES ANNOUNCES COMPLETION OF DRILLING AT ITS LOS COLORADOS PROJECT, CHILE

Toronto, Ontario – September 20, 2002 - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) announces the completion of a 1,554-meter drilling program at its Los Colorados property in Region III Chile. Los Colorados is part of Metallica's on-going MIMK generative exploration program in this region of Chile. The program of combined reverse circulation and diamond core drilling was designed to test a large geophysical anomaly identified beneath the leached capping of an exposed porphyry intrusive system. A total of six widely spaced holes were drilled to depths that ranged from 96 to 459 meters. Anomalous copper mineralization was encountered in all of the drill holes with the best intercept in hole LC-5 which encountered 215 meters averaging 0.17% copper, beginning at 244 meters, in a granodioritic porphyry located near the center of the intrusive system. Gold values in all drill holes were less than 0.10 grams per tonne.

All reverse circulation and drill core samples were analyzed by Actlabs Chile, S.A., an independent laboratory located in Coquimbo, Chile. The analytical methods were atomic absorption analysis for the copper and fire assay with an atomic absorption finish for the gold values. The Qualified Person who supervised the design and conduct of the work performed on the Los Colorados property was Richard J. Hall, President and CEO of Metallica Resources Inc.

Richard J. Hall, Metallica's CEO, stated, "We are satisfied that we have tested the geophysical target at Los Colorados. We will evaluate these results in conjunction with other targets acquired through our MIMK Program".

Metallica Resources is a Canadian precious metals exploration and development company focused on Latin America. The Company is well funded and has 32.4 million common shares outstanding. Visit Metallica Resources' web site at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304